Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

October 25, 2023

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Daniel Morris

Re:         Golden Minerals Company

Registration Statement on Form S-1

Filed September 7, 2023

File No. 333-274403

Ladies and Gentlemen:

On behalf of Golden Minerals Company (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 25, 2023 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-1 (the “Form S-1”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	Please provide all information not eligible to be omitted pursuant to Rule 430A of the Securities Act, including the number of common shares, warrants, and pre-funded warrants you are offering. Refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

Response: The Company acknowledges the Staff’s comment and advises the Staff that concurrent with the filing of this response letter, the Company will file an amended registration statement on Form S-1 to provide all remaining information required, except information permitted to be excluded by Rule 430A.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

2.	Please confirm that you will identify the name of the placement agent in a subsequent amendment prior to requesting effectiveness of this registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that concurrent with the filing of this response letter, the Company will file an amended registration statement on Form S-1 to revise the disclosure on the cover page, the back cover page, and in the “Plan of Distribution” section to include the name of the placement agent.

3.	Please revise your exhibit index to include the placement agent agreement and purchase agreement referenced on page 24 and file all outstanding exhibits. In addition, please update Ex.107, as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that concurrent with the filing of this response letter, the Company will file an amended registration statement on Form S-1 to file all outstanding exhibits and to revise the exhibit index to add the form of securities purchase agreement as Exhibit 10.4, the form of pre-funded warrant as Exhibit 4.7, the form of Series A warrant as Exhibit 4.8, and the form of Series B warrant as Exhibit 4.9. The amended filing also includes a revised fee table as Exhibit 107.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

for

Davis Graham & Stubbs LLP

cc:         Julie Weedman, Golden Minerals Company

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